EXHIBIT 99.1

Enercare Inc. to be Acquired by Brookfield Infrastructure in a C$4.3 Billion Transaction

  Enercare shareholders to receive C$29.00 per Enercare common share

  The price represents a premium of 64% to Enercare’s volume-weighted average share price since the establishment of the Special Committee on March 15th

  Delivers significant and immediate value to Enercare shareholders

  Canadian shareholders will have the option to receive, in lieu of cash consideration, units that will be exchangeable into limited partnership units of Brookfield Infrastructure Partners LP, up to a maximum of 15 million units, representing approximately 25% of the aggregate amount of equity consideration

  The transaction has received the unanimous approval of Enercare’s Board of Directors and is subject to approval by Enercare shareholders

BROOKFIELD, NEWS, Aug. 01, 2018 (GLOBE NEWSWIRE) -- Enercare Inc. (TSX:ECI, “Enercare”) and Brookfield Infrastructure and its institutional partners (collectively, “Brookfield”) are pleased to announce that they have entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which Brookfield has agreed to acquire all the issued and outstanding common shares of Enercare (each a “Share”) for C$29.00 per Share in a transaction valued at C$4.3 billion including debt (the “Transaction”). Brookfield Infrastructure Partners LP (NYSE:BIP) (TSX:BIP.UN) expects to fund, after the assumption of debt, approximately US$630 million of the Transaction, with the balance being funded by its institutional partners. Enercare, one of North America’s largest home and commercial services companies, provides residential energy infrastructure, including water heaters, heating, ventilation, air conditioners (“HVAC”) rentals, as well as other essential home services to approximately 1.6 million customers annually and has a sub-metering business with 270,000 contracted services.

The Transaction price of C$29.00 per Share represents a 53% premium to the closing price of Enercare Shares on the TSX on July 31, 2018, the last trading day prior to the announcement of the Transaction, and a 64% premium to Enercare’s volume-weighted average Share price on the TSX since the establishment of a Special Committee of Directors (the “Special Committee”) formed to evaluate various strategic and financial options available to Enercare, including options relating to capital structuring, future growth opportunities and a potential sale of the company in whole or in parts.

“We are pleased to announce today a transaction for Enercare that benefits all stakeholders of the company. We have concluded a transaction with Brookfield that recognizes the value that has been created at Enercare over the last 16 years. Brookfield is recognized as a leading infrastructure investor worldwide and I am confident they will provide opportunity for employees of Enercare and capital to continue growing the business,” commented Jim Pantelidis, Chairman of Enercare’s Board of Directors (the “Board of Directors”) and Chairman of the Special Committee. “Enercare’s strong management team has accomplished tremendous growth since our initial public offering in 2002. Since inception, we have generated a total return for shareholders of approximately 960%, and we have created one of North America’s premier providers of home and commercial services. The Board of Directors believes that the transaction provides significant value for our shareholders benefiting all stakeholders, and unanimously recommends that they vote in favour of the transaction," added Mr. Pantelidis.

“We are excited to be acquiring Enercare, a high-quality business that has established a leadership position in North America,” said Sam Pollock, CEO of Brookfield Infrastructure. “It benefits from stable, long-term cash flows through equipment rentals to a well-established customer base, and we see attractive opportunities to grow the business and continue to create value, leveraging Brookfield’s significant presence in the utility, home building and multi-residential sectors across Canada and the U.S.”

The Transaction has the unanimous support of the Special Committee, as well as the full Board of Directors of Enercare. The Board of Directors, after receiving the unanimous recommendation of the Special Committee and in consultation with its financial and legal advisors, has unanimously determined that the Transaction is in the best interests of Enercare and fair to shareholders and is unanimously recommending that shareholders vote in favour of the Transaction. Enercare’s Board of Directors has received an opinion from its financial advisor, National Bank Financial Markets, that as of the date thereof and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by shareholders of Enercare pursuant to the Transaction is fair, from a financial point of view, to shareholders of Enercare.

Transaction Details

The Transaction is structured as a plan of arrangement under the Canada Business Corporations Act and the completion of the Transaction is subject to approval by holders of at least two-thirds of the votes cast by Enercare shareholders, at a special meeting of Enercare shareholders, and by the Ontario Superior Court. Further information regarding the Transaction will be contained in an information circular that Enercare will prepare, file and mail in due course to Enercare shareholders in connection with the special meeting. In addition to shareholder and court approvals, the Transaction is subject to compliance with the Competition Act (Canada) and the satisfaction of certain other customary closing conditions and is expected to close in the fourth quarter 2018.

Under the Transaction, each Enercare shareholder will be entitled to receive C$29.00 per Share in cash. Enercare shareholders who are deemed to be resident in Canada for purposes of the Income Tax Act (Canada) will have the right to elect to receive, in lieu of cash consideration, 0.5509 exchangeable units (“Exchangeable Units”) to be issued by a subsidiary of Brookfield Infrastructure (“Exchange LP”). The Exchangeable Units will provide holders with distributions that are economically equivalent to non-voting limited partnership units (“BIP Units”) of Brookfield Infrastructure and will be exchangeable, on a one-for-basis, for BIP Units. The maximum amount of Exchangeable Units issuable by Exchange LP in lieu of cash will not exceed 15 million in the aggregate, representing approximately 25% of the aggregate value of the consideration available under the Transaction. If and to the extent that Canadian resident shareholders elect to receive Exchangeable Units in excess of the 15 million maximum number of Exchangeable Units available for issuance, such elections for Exchangeable Units shall be pro rated and the balance of the consideration will be paid in cash. The availability of the Exchangeable Unit option for Canadian shareholders of Enercare has been approved by the Board of Directors of Brookfield Infrastructure and is subject only to Brookfield’s receipt of certain third-party consents and obtaining listing approvals from the TSX and NYSE, all of which Brookfield expects to receive before Enercare’s special meeting of shareholders. Provided that those conditions are satisfied, the Transaction will provide a capital gains tax-deferred roll-over option for taxable Canadian holders of Shares who elect to receive Exchangeable Units, subject to pro ration.

The Arrangement Agreement includes customary provisions relating to non-solicitation, a “fiduciary-out” permitting Enercare’s board of directors to respond to any unsolicited superior alternate proposals and Brookfield’s right to match any such proposals. The Arrangement Agreement also provides for the payment by Enercare of a C$111 million termination fee if the Arrangement Agreement is terminated in certain specified circumstances.

Completion of the Transaction is expected to result in a change of control under the indentures governing senior notes of Enercare Solutions Inc., a subsidiary of Enercare, copies of which have been filed on SEDAR and are available at www.sedar.com. The proposed transaction has been structured with the intent of maintaining the Company’s existing BBB credit rating.

Enercare will continue to pay its normal monthly distributions in the ordinary course, consistent with past practice through closing of the Transaction.

The directors and senior officers of Enercare have entered into customary voting support agreements to vote in favour of the Transaction.

All Enercare shareholders are urged to read the information circular, once available, as it will contain additional important information concerning the Transaction. The Arrangement Agreement will be available electronically on SEDAR under the profile of Enercare which can be accessed at www.sedar.com.

Advisors

National Bank Financial Markets is serving as financial advisor to Enercare. Davies Ward Phillips & Vineberg LLP is serving as legal advisor to Enercare. TD Securities, BMO Capital Markets and Scotiabank are serving as financial advisors and McCarthy Tétrault LLP is serving as legal advisor to Brookfield.

Enercare Inc. is headquartered in Markham, Ontario, Canada and is publicly traded on the Toronto Stock Exchange (TSX: ECI). As one of North America's largest home and commercial services and energy solutions companies with approximately 5,100 employees under its Enercare and Service Experts brands, Enercare is a leading provider of water heaters, water treatment, furnaces, air conditioners and other HVAC rental products, plumbing services, protection plans and related services. With operations in Canada and the United States, Enercare serves approximately 1.6 million customers annually. Enercare is also the largest non-utility sub-meter provider, with electricity, water, thermal and gas metering contracts for condominium and apartment suites in Canada and through its Triacta brand, a premier designer and manufacturer of advanced sub-meters and sub-metering solutions.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion of assets under management. For more information, go to www.brookfield.com

For more information, please contact:

Media – Enercare:	Investors – Enercare:
Perry Schwartz	Sophia Bisoukis
Senior Manager, Public Relations	Vice President, Investor Relations
Tel: (905) 943-6260	Tel: (905) 943-6437
Email: perry.schwartz@enercare.ca	Email: sophia.bisoukis@enercare.ca

Media – Brookfield:	Investors – Brookfield:
Claire Holland	Rene Lubianski
Vice President, Communications	Senior Vice President, Corporate Development
Tel: (416) 369-8236	Tel: (416) 956-5196
Email: claire.holland@brookfield.com	Email: rene.lubianski@brookfield.com

Cautionary Note Regarding Forward-looking Statements
This news release contains certain forward-looking statements within the meaning of applicable Canadian securities laws and within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 ("forward-looking statements" or "forward-looking information") that involve various risks and uncertainties. Statements other than statements of historical fact contained in this news release may be forward-looking statements, including, without limitation, management's expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Enercare and/or Brookfield Infrastructure, including, as applicable, Enercare's or Brookfield Infrastructure’s business operations, business strategy and financial condition. When used herein, the words "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "goal", "intends", "may", "might", "outlook", "plans", "projects", "schedule", "should", "strive", "target", "will", "would" and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. These forward-looking statements may reflect the internal projections, expectations, future growth, results of operations, performance, business prospects and opportunities of Enercare or Brookfield Infrastructure, as applicable, and are based on information currently available to Enercare and/or Brookfield Infrastructure, as applicable, and/or assumptions that Enercare and/or Brookfield Infrastructure, as applicable, believes are reasonable. Many factors could cause actual results to differ materially from the results and developments discussed in the forward-looking information, including the inability to complete the transaction referred to in this news release, including as a result of failure to receive the approvals referenced herein.